# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ellomay Capital Ltd, CIK 0000946394
CUSIP: M39927120
Title of class of securities: Ordinary Shares, par value NIS 10.00 per share
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st Floor, Tel Aviv, Israel (L3), 6688112
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-20-000735
Filed by CIK 0001376192

## Reporting persons
- Clal Insurance Enterprises Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); shared voting power 1,940,045; shared dispositive power 1,940,045; aggregate amount beneficially owned 1,940,045 (14.58% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  Row (11) is based on 12,852,585 Ordinary Shares issued and outstanding as of June 30, 2025 (as reported by the Issuer in its Prospectus Supplement filed with the Securities and Exchange Commission on July 1, 2025).

## Item 1. Issuer
Name of issuer: Ellomay Capital Ltd
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st Floor, Tel Aviv, Israel, 6688112

## Item 2. Person Filing
Name of person filing: Clal Insurance Enterprises Holdings Ltd. ("Clal")
Address of principal business office or, if none, residence: 36 Raul Walenberg St., Tel Aviv 66180, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Of the 1,940,045 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person, (i) 41,204 Ordinary Shares (which include 34,596 shares issuable upon exercise of warrants to purchase Ordinary Shares that are exercisable within 60 days) are beneficially held for its own account (the "Nostro Shares"); and (ii) 1,898,841 Ordinary Shares (which include 416,001 shares issuable upon exercise of warrants to purchase Ordinary Shares that are exercisable within 60 days) are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of more than the Nostro Shares.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Clal Insurance Enterprises Holdings Ltd: /s/ Eran Czerninski, Eran Czerninski/Authorized Signatory (08/14/2025)
- Clal Insurance Enterprises Holdings Ltd: /s/ Barak Benski, Barak Benski/Authorized Signatory (08/14/2025)